Exhibit 99.3

FORM OF LETTER TO BROKERS, DEALERS, BANKS AND OTHER NOMINEE HOLDERS

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

Rights to Purchase Notes Offered Pursuant to Rights

Distributed to Common Stockholders of Wheeler Real Estate Investment Trust, Inc.

[●], 2021

To Brokers, Dealers, Banks, and Other Nominees:

This letter is being distributed to brokers, dealers, banks, and other nominees in connection with the rights offering (the “rights offering”) by Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the “Company”), of shares of its common stock, par value $0.01 per share (the “common stock”), pursuant to non-transferable subscription rights (the “rights”) distributed to all holders of record (“record holders”) of shares of common stock, as of 5:00 pm New York City time on June 1, 2021 (the “record date”). The rights are described in the Company’s Prospectus dated [n], 2021 (as it may be amended or supplemented, the “Prospectus”).

In the rights offering, the Company is offering up to $30 million in aggregate principal amount of 7.00% senior subordinated convertible notes due 2031 (the “Notes”) pursuant to the Prospectus. The rights will expire, if not exercised, by 5:00 p.m. New York City time on [n], 2021 (the “expiration date”), unless extended by the Company.

As described in the accompanying Prospectus, each record holder will receive one (1) right for every eight (8) shares of common stock owned of record as of 5:00 p.m. New York City time on the record date. Each right will allow the holder thereof to purchase $25.00 principal amount of Notes (the “basic subscription privilege”). Fractional rights will not be issued. Fractional rights will be rounded down to the nearest whole number, with such adjustments as may be necessary to ensure that the Company offers up to $30 million in aggregate principal amount of Notes in the rights offering. As an example, if you owned 1,000 shares of common stock as of the record date, you would receive 125 rights pursuant to your basic subscription privilege, and you would have the right to purchase $3,125.00 principal amount of Notes in the rights offering pursuant to your basic subscription privilege.

In addition, rights holders who fully exercise their basic subscription privilege will be entitled to subscribe for additional Notes that remain unsubscribed as a result of any unexercised basic subscription privileges (the “over-subscription privilege”). The over-subscription privilege allows a rights holder to subscribe for additional Notes on a pro rata basis if any Notes are not purchased by other holders of rights under their basic subscription privilege as of the expiration date. “Pro rata” means in proportion to your relative Common Stock ownership.

Holders may exercise such holder’s over-subscription privilege only if such holder exercised its basic subscription privilege in full and other holders of rights do not exercise their basic subscription privileges in full. If there are not enough Notes to satisfy all subscriptions made under the over-subscription privilege, the Company will allocate the remaining Notes pro rata, after eliminating all fractional Notes, among those over-subscribing rights holders. For purposes of determining if a holder has fully exercised its basic subscription privilege, the Company will consider only the basic subscription privilege held by such holder in the same capacity. See “Description of Subscription Rights” in the Prospectus.

The rights are evidenced by a rights certificate (a “rights certificate”) registered in your name or the name of your nominee. Each beneficial owner of shares of common stock registered in your name or the name of your nominee is entitled to one (1) right for every eight (8) share of common stock owned by such beneficial owner as of the record date. The rights are non-transferable and will not trade on a stock exchange.

We are asking persons who hold shares of common stock beneficially and who have received the rights distributable with respect to those shares through a broker, dealer, commercial bank, trust company or other nominee, as well as persons who hold certificates of common stock directly and prefer to have such institutions effect transactions relating to the rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them. In addition, we are asking beneficial owners who wish to obtain a separate rights certificate to contact the appropriate nominee as soon as possible and request that a separate rights certificate be issued.

Please take prompt action to notify any beneficial owners of common stock as to the rights offering and the procedures and deadlines that must be followed to exercise their rights. If you exercise the rights on behalf of beneficial owners, you will be required to certify to the subscription agent and the Company, in connection with the exercise of such rights, as to the aggregate number of rights that have been exercised pursuant to the basic subscription privilege, whether the basic subscription privilege of each beneficial owner of rights on whose behalf you are acting has been exercised in full, and the amount of Notes, if any, being subscribed for pursuant to the over-subscription privilege by each beneficial owner of rights on whose behalf you are acting.

All commissions, fees, and other expenses (including brokerage commissions and transfer taxes), other than certain fees and expenses of the subscription agent and the information agent, incurred in connection with the exercise of the rights will be for the account of the holder of the rights, and none of such commissions, fees, or expenses will be paid by the Company, the subscription agent or the information agent.

Enclosed are copies of the following documents:

(1)	Prospectus;

(2)	Rights Certificate;

(3)	Instructions For Use of the Wheeler Real Estate Investment Trust, Inc. Rights Certificates;

(4)	Notice of Guaranteed Delivery For Rights Certificates Issued by Wheeler Real Estate Investment Trust, Inc; and

(5)	Form of Beneficial Owner Election Form.

Your prompt action is requested. To exercise rights, you should deliver the properly completed and signed rights certificate, with payment of the subscription price in full for the Notes subscribed for, to the subscription agent, as indicated in the Prospectus. The subscription agent must receive the rights certificate with payment of the subscription price on or prior to 5:00 p.m. New York City time on the expiration date. All payments of the subscription price must be made in United States dollars for the full amount of Notes for which you are subscribing by personal check drawn upon a United States bank payable to Computershare Trust Company, N.A., as subscription agent. Failure to return the properly completed rights certificate with the correct payment will result in your not being able to exercise the rights held in your name on behalf of yourself or other beneficial owners. A rights holder cannot revoke the exercise of his or her rights. Rights not exercised prior to the expiration date will expire without value. Additional copies of the enclosed materials may be obtained from the information agent, Equiniti (US) Services LLC. The information agent’s toll-free telephone number is (516) 220-8356 (brokers); (833) 503-4130 (stockholders).

Very truly yours,

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

NOTHING IN THE PROSPECTUS OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF WHEELER REAL ESTATE INVESTMENT TRUST, INC., THE SUBSCRIPTION AGENT, THE INFORMATION AGENT, OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE SECURITIES ISSUABLE UPON VALID EXERCISE OF THE RIGHTS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFERING EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE PROSPECTUS.

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